SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31893; 812-14531]

Forum Funds and Exceed Advisory LLC; Notice of Application

November 5, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A,

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities

Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: Forum Funds (the "Trust"), a Delaware statutory trust registered under the Act as an

open-end management investment company with multiple series, and Exceed Advisory LLC (the

"Adviser"), a Delaware limited liability company registered as an investment adviser under the

Investment Advisers Act of 1940 (together, the Trust and Adviser are "Applicants").

Filing Dates: The application was filed on August 11, 2015, and amended on October 8, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on November 30, 2015,

and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: Zachary R. Tackett, Esq., Forum Funds, Three Canal

Plaza, Suite 600, Portland, ME 04101, and Joseph Halpern, Exceed Advisory LLC, 28 West 44th

Street, 16th Floor, New York, NY 10036.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Summary of the Application

     1.   The Adviser serves as the investment adviser to certain series of the Trust (the

"Series") pursuant to an investment advisory agreement with the Trust (the "Advisory

Agreement").[1] The Adviser provides the Subadvised Series with continuous and comprehensive

investment management services subject to the supervision of, and policies established by, each

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[1]   Applicants request relief with respect to the named Applicants, any future Series of the Trust and any other registered open-end management company or series thereof that intends to rely on the requested order in the future and that: (a) is advised by the Adviser or its successor or by any entity controlling, controlled by, or under common control with the Adviser or its successor (included in the term "Adviser"); (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions of the application (each, a "Subadvised Series"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Subadvised Series' board of trustees ("Board"). The Advisory Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more Sub-Advisers the responsibility to provide the day-to-day portfolio investment management for all or a portion of the assets of each Subadvised Series, subject to the supervision and direction of the Adviser.[2] The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. The Adviser will hire, evaluate, allocate assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject to the authority of the Board.

2. Applicants request an exemption to permit the Adviser, subject to Board approval, to hire Sub-Advisers pursuant to investment sub-advisory agreements ("Sub-Advisory Agreements") and materially amend existing Sub-Advisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[3] Applicants also seek an exemption from the Disclosure Requirements to permit a Subadvised Series to disclose (as both a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, "Aggregate Fee Disclosure").

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[2] A "Sub-Adviser" for a Series is (1) an indirect or direct "wholly owned subsidiary" (as such term is defined in section 2(a)(43) the Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct wholly owned subsidiary of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each a "Non-Affiliated Sub-Adviser" and collectively, the "Non-Affiliated Sub-Advisers").

[3] The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Series or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").

3.	Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Series' shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4.	Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Advisory Agreements will remain subject to shareholder approval, while the role of the Sub-Advisers is substantially equivalent to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised Series. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Subadvised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary